Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 19, 2021, with respect to the consolidated financial statements of Capstead Mortgage Corporation, and the effectiveness of internal control over financial reporting of Capstead Mortgage Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020 filed with the Securities and Exchange Commission, incorporated by reference in the Registration Statement Form S-4 and related Proxy Statement/Prospectus of Benefit Street Partners Realty Trust, Inc. for the registration of 34,344,313 shares of its Class A Common Stock and 10,329,039 shares of its 7.50% Series E Cumulative Redeemable Preferred Stock.

/s/ Ernst & Young LLP

Dallas, Texas

August 19, 2021